October 4, 2010

Via EDGAR

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American DG Energy Inc. (“we” or the “company”)
Registration Statement on Form S-3 filed June 8, 2010 (our “Form S-3”); Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 31, 2010 (our “Form 10-K”); Definitive Proxy Statement on Schedule 14A filed April 30, 2010; Form 10-Q for the Fiscal Quarter Ended March 31, 2010 filed May 13, 2010 (together, the “Filings”)
File No. 001-34493
Response Letters Dated July 16, and August 13, 2010

Dear Mr. Owings:

The purpose of this letter is to respond to your comments and confirm that in our future fillings on Form 10-K we will disclose the following:

1.
We will revise the first paragraph under Item 9A(T) to indicate that our controls and procedures were not effective due to material weakness in financial reporting relating to lack of personnel with a sufficient level of accounting knowledge and a small number of employees dealing with general controls over information technology. For as long as applicable, we will also disclose that, at the present time, our management has decided that, considering the employees involved and the control procedures in place, there are risks associated with the above, but the potential benefits of adding additional employees to mitigate these weaknesses does not justify the expenses associated with such increases. Management will continue to evaluate the above weaknesses, and as the company grows and resources become available, the company plans to take the necessary steps in the future to remediate the weaknesses.

2.	If there are any amendments to our Form 10-K in the future with changes within an item we will amend and restate each amended item in its entirety.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

AMERICAN DG ENERGY INC.

/s/ Anthony S. Loumidis

By:	Anthony S. Loumidis
Chief Financial Officer

cc:	Robert Babula, Staff Accountant
Donna Di Silvio, Senior Staff